

Donatas Kairys · 3rd in

 **Smart Field Forms**

Founder at Smart Field Forms - Advising organizations on digital transformation for improving maintenance, operations, and data collection

Greater Chicago Area · 83 connections · **Contact info**

Providing services
Business Consulting
See all details

Experience



Co-Founder
Smart Field Forms
Dec 2017 – Present · 3 yrs 3 mos
Greater Chicago Area

Smart Field Forms is a scalable CMMS software, designed and built for any company that does inspections, audits, or field services worldwide. It can be used and configured for many industries like Energy, Government, Manufacturing, Construction, Logistics, or Hospitality.



Loadsys Solutions
17 yrs 2 mos



President
Aug 2016 – Present · 4 yrs 7 mos

Greater Chicago Area



Web Programmer/Partner
Jan 2004 – Present · 17 yrs 2 mos



Engage, LLC
4 yrs



Consultant
2009 – 2013 · 4 yrs



Consultant
2009 – 2013 · 4 yrs

IT Manager/Project Manager
HBS Labs
Sep 2002 – Jan 2004 · 1 yr 5 mos

Education

DeVry University
BS, Computer Information Systems
2000 – 2003
Activities and Societies: Linux user group, AITP, Tutoring center



